

August 29, 2025

Daniel Wagner
Chief Executive Officer
Rezolve AI plc
21 Sackville Street
London, W1S 3DN
United Kingdom

      Re: Rezolve AI plc
           Registration Statement on Form F-1
           Supplemental Response dated August 21, 2025
           File No. 333-289103

Dear Daniel Wagner:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement Filed on Form F-1 Filed July 30, 2025

Legal Proceedings, page 68

1.   We note your response to our request that you provide more a more detailed description of the your legal proceeding against JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd., involving a dispute over a securities purchase agreement ("SPA") dated February 21, 2025. Please expand your draft language to address the following issues:

   - Specify the breaches alleged under Sections 4(a) and 4 (aa) of the SPA, as these provisions cross-reference a large amount of items.
   - To the extent known, quantify the compensatory damages sought.
   - Clarify YA II PN, Ltd.'s involvement with the SPA and why it believed it was entitled to compensation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Penny Minna, Esq.